Exhibit 99.2

CHINA RAPID FINANCE LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2019

Notice is hereby given that China Rapid Finance Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 27, 2019 (the “Annual General Meeting”) at the Company’s Micro Credit Company headquarters located at 5-89, Tian You De Ave, Wei Yuan Zhen Township Haidong, Qinghai, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

1

As an ordinary resolution, THAT Po Wang be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

2

As an ordinary resolution, THAT Steven Foo be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

3

As an ordinary resolution, THAT Edward Yan be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

4

As an ordinary resolution, THAT the appointment of the independent auditor Shandong Haoxin Certified Public Accountants Co., Ltd. for the fiscal year ended December 31, 2018 and the fiscal year ending December 31, 2019 be ratified, confirmed, approved and adopted.

5	To transact any such other business that may properly come before the meeting.

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on December 4, 2019, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.  If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders.  A proxy need not be a shareholder of the Company.  Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy.  If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting.  If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Ms. Huiting Chen, China Rapid Finance Limited, 2nd Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.  This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http://www.chinarapidfinance.com.

By Order of the Board of Directors,
______________________________Dr. Zhengyu (Zane) Wang Chairman and Chief Executive Officer
Date: December 3, 2019